UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 814-01941
CUSIP NUMBER N/A

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-CEN	[ ] Form N-CSR

For Period Ended: June 30, 2026

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Partners Group Lending Fund, LLC
Full Name of Registrant

Former Name if Applicable

1114 Avenue of the Americas, 37th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10036
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Partners Group Lending Fund, LLC (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026 (the “Report”) within the prescribed time period as additional time was necessary to complete the review of the Company’s financial statements. The Company has filed the Report by August 17, 2026, within the extension period of five calendar days permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Collins	303	606-3732
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates reporting significant changes in, among other things, its total investment income, and net realized gains for the three and six months ended June 30, 2026. The Company expects to report:

•	Total investment income increased to $11.7 million for the three months ended June 30, 2026 from $10.2 million for the three months ended June 30, 2025
•	Total investment income increased to $22.9 million for the six months ended June 30, 2026 from $19.0 million for the six months ended June 30, 2025
•	For the three months ended June 30, 2026, we generated net realized gains of $26 thousand, compared to net realized gains of $17 thousand for the three months ended June 30, 2025
•	For the six months ended June 30, 2026, we generated net realized gains of $103 thousand, compared to net realized gains of $56 thousand for the six months ended June 30, 2025

Partners Group Lending Fund, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2026	By:	/s/ Robert Collins
Robert Collins
Chief Executive Officer